EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Allied Capital Corporation:

We consent to the use of our reports dated March 14, 2005, with respect to the consolidated balance sheet of Allied Capital Corporation and subsidiaries as of December 31, 2004 and 2003, including the consolidated statement of investments as of December 31, 2004, and the related consolidated statements of operations, changes in net assets and cash flows, and the financial highlights (included in Note 15), for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference.

/s/ KPMG LLP

Washington, D.C.
December 27, 2005